A-B 3/10

08029309

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Hillview Drive, Suite 170
(No. and Street)

Palo Alto, (City) California (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Christensen 650-354-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Linda Phillips, Notary Public (see attached) 02/28/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Santa Clara

On Feb. 28, 2008 (Date) before me, Linda Phillips Notary Public (Here Insert Name and Title of the Officer),

personally appeared Stanley F. Christensen (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LINDA PHILLIPS
Commission # 1497764
Notary Public - California
Santa Clara County
My Comm. Expires Jul 26, 2008

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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Arbor Advisors, LLC
3300 Hillview Ave., Ste 170
Palo Alto CA 94304-1203

February 17, 2008

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027-1442

GENERAL REPRESENTATION LETTER

Dear Ms. Tractenberg:

We are providing this letter in connection with your audit of the statement of financial condition and the Supplemental Schedule required by SEC Rule 15c3-1 Arbor Advisors, LLC. as of December 31, 2006 and the related statements of income, cash flows, and changes in members' equity, for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, net capital position, results of operations, cash flows and changes in members' equity in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, statement of income, cash flows and changes in stockholders' equity in conformity with accounting principles generally accepted in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of February 17, 2008, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all -

   a. Financial records and related data.

   b. Minutes of the meetings of members, or summaries of actions of recent meetings for which have not yet been prepared.

   c. Letters from the FINRA, SEC and DOC and other governmental agencies.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of uncorrected financial statement misstatements summarized in the attached schedule are immaterial both individually and in the aggregate, to the financial statements taken as a whole. We are in agreement with the adjusting journal entries you have recommended, and they have been posted to the Company's accounts.

6. There has been no-

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

7. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:

a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Guarantees, whether written or oral, under which the company is contingently liable.

9. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

10. There are no:

a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by SFAS No. 5.

11. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

12. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the dates that would require adjustments to, or disclosure in, the financial statement.

Stan Christensen, Partner

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

ARBOR ADVISORS, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

To the Members
Arbor Advisors, LLC

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and member' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 17, 2008

ARBOR ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and equivalent	$ 448,090
Property and Equipment, at cost, net of accumulated depreciation of $67,086	0
Intangible assets, net of accumulated amortization of $5,193	2,306
TOTAL ASSETS	$ 450,397

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Bank overdraft	$ 25,889
Accounts payable and accrued liabilities	12,192
Accrued income taxes	10,990
Note payable	150,000
TOTAL LIABILITIES	199,071
MEMBERS' EQUITY	251,326
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 450,397

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2007

REVENUES		
Fees	$	6,162,271
Interest income		26,837
Other income		103,236
TOTAL REVENUES		6,292,344
TOTAL OPERATING EXPENSES (page 9)		2,454,946
INCOME BEFORE TAX PROVISION		3,837,398
INCOME TAX PROVISION		12,590
NET INCOME	$	3,824,808

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2007

		Total
Balance, December 31, 2006	$	198,155
Additional capital from consolidation		78,363
Net Income		3,824,808
Member distributions		(3,850,000)
Balance, December 31, 2007	$	251,326

See accompanying notes to financial statements

ARBOR ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income	$	3,824,808
Depreciation		6,075
Changes in operating assets and liabilities:		
Commissions receivable		25,105
Bank overdraft		25,889
Accounts payable and accrued liabilities		(10,440)
Accrued income taxes		(7,690)
Other		(3,777)
Net cash provided by operating activities		3,859,970
Cash Flows for Investing Activities:		0
Cash Flows from Financing Activities:		
Note payable		150,000
Capital contribution - consolidation		75,000
Distribution to members		(3,850,000)
Cash Flows from Investing Activities		(3,625,000)
Net increase in cash		234,970
Cash - beginning of the year		213,120
Cash - December 31, 2006	$	448,090
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

Arbor Advisors, LLC (Company) was formed to conduct business primarily as an investment banking and financial advisory firm. The Company was approved by the NASD on January 23, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3)(k)(2)(i) of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – for the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company does not have any cash equivalents at December 31, 2007

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2007, revenues were generated from ten customers.

Income taxes - The Company with consent of its Members has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 8 for the computation of net capital.

NOTE 4 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2007, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

NOTE 5 – NOTE PAYABLE

The Company received a non interest bearing $150,000 loan from its Member. The loan is payable within one year.

NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of reserve requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

NOTE 7 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

ARBOR ADVISORS, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT

TO RULE 15c3-1

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition		$	251,326
Nonallowable assets:			
Intangible assets	2,306		(2,306)
NET CAPITAL		$	249,021
COMPUTATION OF NET CAPITAL REQUIREMENTS			
Minimum net aggregate indebtedness -			
6.67% of net aggregate indebtedness		$	13,278
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above amounts)		$	13,278
EXCESS CAPITAL		$	235,743
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$	229,114
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities		$	199,071
Aggregate indebtedness to net capital			0.80

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	268,920
VARIANCE -		
Additional expenses accrued		(8,909)
Accrued income taxes		(10,990)
NET CAPITAL PER AUDITED REPORT	$	249,021

See accompanying notes to financial statements

ARBOR ADVISORS, LLC

SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES		
Advertising/marketing	$	3,432
Auto expense		38,637
Computer and IT services		41,405
Depreciation		6,075
Donations		589
Dues and subscriptions		5,944
Insurance		41,567
Interest expense		140
Miscellaneous expenses		11,464
Office expense		18,579
Postage		2,805
Printing		3,781
Professional fees		78,349
Regulatory fees		20,106
Rent		120,796
Salaries and payroll taxes		1,901,630
Telephone		23,593
Training		4,995
Travel and entertainment		109,023
Utilities		22,036
TOTAL OPERATING EXPENSES	$	2,454,946

See accompanying notes to financial statements

PART II

ARBOR ADVISORS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
Arbor Advisors, LLC

In planning and performing my audit of the financial statements and supplemental schedules Arbor Advisors, LLC (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

To the Members
Arbor Advisors, LLC

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 17, 2008

END